ELEMENTAL ROYALTY CORP.

Restricted Share Unit Agreement

Notice is hereby given that, effective [•] (the "Grant Date"), Elemental Royalty Corp. (the "Corporation") has granted to [Name] (the "Participant") [Number] Restricted Share Units ("RSUs") pursuant to the Corporation's 2020 Incentive Compensation Plan dated effective July 28, 2020 (the "Plan").

Terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Plan.

RSUs are subject to the following terms:

a) Pursuant to the Plan and as compensation to the Participant, the Corporation hereby grants to the Participant, as of the Grant Date, the number of RSUs set forth above, at a deemed price of Cdn $[Price].

b) The granting and vesting of the RSUs and the payment by the Corporation of any payout in respect of any Vested RSUs (as defined below) are subject to the terms and conditions of the Plan, and this RSU Agreement, both of which are incorporated into and form an integral part of this RSU Agreement.

c) The RSUs shall become vested RSUs (the "Vested RSUs") in accordance with the following schedule:

(i) [one third] RSUs shall vest to the Participant on the first anniversary of grant; and

(ii) [one third] shall vest to the Participant on the second anniversary of grant; and

(iii) [one third] shall vest to the Participant on the third anniversary of grant.

d) The issuances of Common Shares underlying the Vested RSUs shall be determined by the Committee and in no case be completed later than 5 years from the Grant Date.

e) The Participant acknowledges that:

(i) he or she has received and reviewed a copy of the Plan; and

(ii) the RSUs have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this RSU Agreement, including, without limitation, with respect to withholding taxes and termination as set out in Article 13, and section 8.6 and Article 12, respectively, of the Plan.

f) The RSUs granted hereunder are not-transferable or assignable except in accordance with the Plan. The grant of the RSUs evidenced hereby is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these RSUs and the vesting of the RSUs. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants to the Corporation that under the terms and conditions of the Plan the Participant is a bona fide eligible Participant (as defined in the Plan) entitled to receive RSUs.

The Corporation may condition awards and elections under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Corporation, acting in its sole discretion.

Elemental Royalty Corp. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 1B4 | Canada

In the event of any inconsistency between the terms of this RSU Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

The RSU Agreement and the RSUs shall be governed and interpreted and enforced in accordance with the laws of the British Columbia and the federal laws of Canada applicable therein.

Signature page follows

Elemental Royalty Corp. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 1B4 | Canada

ELEMENTAL ROYALTY CORP.

Per:

________________________________

Administrator, Elemental Royalty Corp. Stock Option Plan

Elemental Royalty Corp. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 1B4 | Canada